EXHIBIT 99.1

Media Release

July 16, 2021

TELUS announces redemption of 2.35% Notes, Series CT due March 28, 2022

Vancouver, B.C. – TELUS Corporation (“TELUS” or the “Company”) announced that is has given notice today of a full redemption on August 17, 2021 of its outstanding C$1 billion 2.35% Notes, Series CT due March 28, 2022 (CUSIP 87971MBA0) (the “Notes”). The redemption price for the Notes will be calculated in accordance with the applicable indenture.

This news release is for informational purposes only and does not constitute an offer to buy or sell, or the solicitation of an offer to buy, or sell, any securities.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $16 billion in annual revenue and 16 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. We leverage our global-leading technology and compassion to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. In 2020, TELUS was recognized as having the fastest wireless network in the world, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better. TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that delivers next-generation AI and content management solutions for global brands across the sectors of technology, gaming, ecommerce/FinTech, communications/media, healthcare and travel/hospitality. TELUS and TELUS International operate in 25+ countries around the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com and follow us on Twitter (@TELUSnews) and on Instagram (@Darren_Entwistle).

Investor Relations

Ian McMillan

(604) 695-4539

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com